FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 26, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
_______________________________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated May 26, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: May 26, 2009	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

Item 1

 PRESS RELEASE
New York and Stockholm – May 26, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

New York and Stockholm – May 26, 2009 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today held its Annual General Meeting ("AGM") of shareholders in Luxembourg.

The AGM resolved to re-elect Mr Kent Atkinson, Ms Mia Brunell Livfors, Ms Donna Cordner, Mr Daniel Johannesson, Mr Michel Massart and Mr Allen Sangines-Krause as Non-Executive Directors and to elect Mr Paul Donovan as new Non-Executive Director of the Company.

Mr Paul Donovan, born 1958, has significant telecom management and senior leadership experience from several markets in the world, including Asia Pacific and Africa. Mr Donovan’s most recent executive position was Chief Executive, EMAPA Region for the Vodafone Group which he held until 2008. Mr Donovan’s background includes a decade in fast moving consumer goods before he moved into the technology sector, principally with BT and Vodafone. His career with Vodafone started 10 years ago and for the last five years, he has overseen Vodafone’s operations in subsidiaries in Eastern Europe, Middle East and Asia Pacific. Africa, the US, India and China were added to his remit in 2006. As part of his role, he sat on the boards of numerous subsidiaries and joint ventures during this period. He holds a BA (with Honors) from University College, London and an MBA from the Bradford University Management Centre with a specialization in Finance and Business Policy. He presently does not have any other board assignments.

Mr Donovan will qualify as an “independent” director of Millicom as defined in the NASDAQ Stock Market, Inc. Marketplace Rules.

PricewaterhouseCoopers Sàrl was re-elected as external Auditor.

All other resolutions proposed to Millicom's AGM of shareholders today in Luxembourg were passed.

At a meeting of the Board of Directors following the AGM, Mr Daniel Johannesson was elected Chairman, and Mr Allen Sangines-Krause Vice Chairman, of the Board. Mr Michel Massart was elected Chairman of the Audit Committee and the Board furthermore determined that Mr Massart is an “audit committee financial expert” as such term is defined for purposes of section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

CONTACTS

Daniel Johannesson
Chairman of the Board of Directors
Millicom International Cellular S.A., Luxembourg
Telephone: +352 27 759 327

Andrew Best
Investor Relations
Shared Value Ltd, London
Telephone: +44 20 7321 5022

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa. It currently has mobile operations and licenses in 16 countries. The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.